SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Tele: 949-851-8261, Fax: 949-851-9262

August 19, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention: John Zitko, Staff Attorney

Dear Sirs:

Re:	Smart-Tek Solutions Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2010 (the “Proxy Statement”)
File No. 000-29895

     Further to our response to comment 21 in our letter to the Commission of even date herewith, we enclose supplementally executed copies of all assignment and assumption agreements relating to the assignment of the debt of the Company’s former director and the debt settlement agreements between the Company and the assignees (the “Shareholders”) which were entered into on September 30, 2009.

     To the best of the Company’s knowledge, it does not believe that any of the Shareholders would be considered an affiliate of the Company. The agreements attached were negotiated by a debt holder of the Company and the Shareholders. The Company only executed the assignment agreements for the purpose of acknowledging the debt. For the purposes of Rule 144 and Rule 405, an affiliate is defined as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.” Rule 405 defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”. Individually, none of the Shareholders who received common stock of the Company on September 30, 2009 own more than 5% of the Company’s issued and outstanding shares of common stock. Further, the Company is not aware of any agreements or understandings among any of the Shareholders as to how they will vote their shares. Accordingly the Company is not aware of the Shareholders acting in concert or for a common purpose.

Yours truly,

/s/ Brian Bonar
Brian Bonar